Broadstone Real Estate Access Fund, Inc.

800 Clinton Square

Rochester, NY 14604

July 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Broadstone Real Estate Access Fund, Inc.

Request for Withdrawal of Registration Statement on Form N-2

File Number 333-220955

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Broadstone Real Estate Access Fund, Inc., a Maryland corporation (the “Fund”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Fund’s registration statement on Form N-2, originally filed October 13, 2017 (File No. 333-220955) together with all amendments and exhibits thereto (the “Registration Statement”), filed in connection with the proposed initial registration of the Fund’s shares. The Fund never commenced a public offering of its shares pursuant to the Registration Statement and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Additionally, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, the Fund requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions regarding the foregoing application for withdrawal, please call David J. Baum, counsel to the Fund, at (202) 239-3346.

Sincerely,

Broadstone Real Estate Access Fund, Inc.

/s/ Christopher Czarnecki
Chief Executive Officer and Director